Exhibit (12)

Eastman Kodak Company
Computation of Ratio of Earnings to Fixed Charges
(in millions, except for ratios)

Three Months Ended March 31, 2005

(Restated)
Loss from continuing operations before income taxes	$(196)
Adjustments:
Minority interest in income of subsidiaries with fixed charges	(1)
Undistributed income of equity method investees	(24)
Interest expense	38
Interest component of rental expense (1)	13
Amortization of capitalized interest	6

Earnings as adjusted	$(164)

Fixed charges:
Interest expense	38
Interest component of rental expense (1)	13
Capitalized interest	1

Total fixed charges	$52

Ratio of earnings to fixed charges	*

(1)	Interest component of rental expense is estimated to equal 1/3 of such expense, which is considered a reasonable approximation of the interest factor.

*	Earnings for the three months ended March 31, 2005 were inadequate to cover fixed charges. The coverage deficiency was $216 million.